Exhibit 99.2

Q4	Supplementary Financial Information Fourth Quarter 2021

BCE Investor Relations Thane Fotopoulos 514-870-4619 thane.fotopoulos@bell.ca

BCE (1)

Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q4 2021	Q4 2020	$ change	% change	TOTAL 2021	TOTAL 2020	$ change	% change
Operating revenues
Service	5,243	5,090	153	3.0%	20,350	19,832	518	2.6%
Product	966	1,012	(46)	(4.5%)	3,099	3,051	48	1.6%
Total operating revenues	6,209	6,102	107	1.8%	23,449	22,883	566	2.5%
Operating costs	(3,779)	(3,698)	(81)	(2.2%)	(13,556)	(13,276)	(280)	(2.1%)
Adjusted EBITDA (A)	2,430	2,404	26	1.1%	9,893	9,607	286	3.0%
Adjusted EBITDA margin (B)(3)	39.1%	39.4%		(0.3) pts	42.2%	42.0%		0.2 pts
Severance, acquisition and other costs	(63)	(52)	(11)	(21.2%)	(209)	(116)	(93)	(80.2%)
Depreciation	(925)	(872)	(53)	(6.1%)	(3,627)	(3,475)	(152)	(4.4%)
Amortization	(251)	(233)	(18)	(7.7%)	(982)	(929)	(53)	(5.7%)
Finance costs
Interest expense	(275)	(274)	(1)	(0.4%)	(1,082)	(1,110)	28	2.5%
Interest on post-employment benefit obligations	(5)	(11)	6	54.5%	(20)	(46)	26	56.5%
Impairment of assets	(30)	(12)	(18)	n.m.	(197)	(472)	275	58.3%
Other income (expense)	26	(38)	64	n.m.	160	(194)	354	n.m.
Income taxes	(249)	(191)	(58)	(30.4%)	(1,044)	(792)	(252)	(31.8%)
Net earnings from continuing operations	658	721	(63)	(8.7%)	2,892	2,473	419	16.9%
Net earnings from discontinued operations	-	211	(211)	(100.0%)	-	226	(226)	(100.0%)
Net earnings	658	932	(274)	(29.4%)	2,892	2,699	193	7.2%

Net earnings from continuing operations attributable to:
Common shareholders	625	678	(53)	(7.8%)	2,709	2,272	437	19.2%
Preferred shareholders	33	32	1	3.1%	131	136	(5)	(3.7%)
Non-controlling interest	-	11	(11)	(100.0%)	52	65	(13)	(20.0%)
Net earnings from continuing operations	658	721	(63)	(8.7%)	2,892	2,473	419	16.9%

Net earnings attributable to:
Common shareholders	625	889	(264)	(29.7%)	2,709	2,498	211	8.4%
Preferred shareholders	33	32	1	3.1%	131	136	(5)	(3.7%)
Non-controlling interest	-	11	(11)	(100.0%)	52	65	(13)	(20.0%)
Net earnings	658	932	(274)	(29.4%)	2,892	2,699	193	7.2%

Net earnings per common share - basic and diluted
Continuing operations	$0.69	$0.75	$(0.06)	(8.0%)	$2.99	$2.51	$0.48	19.1%
Discontinued operations	$-	$0.23	$(0.23)	(100.0%)	$-	$0.25	$(0.25)	(100.0%)
Net earnings per common share - basic and diluted	$0.69	$0.98	$(0.29)	(29.6%)	$2.99	$2.76	$0.23	8.3%

Dividends per common share	$0.8750	$0.8325	$0.0425	5.1%	$3.5000	$3.3300	$0.17	5.1%

Weighted average number of common shares outstanding - basic (millions)	908.8	904.4			906.3	904.3
Weighted average number of common shares outstanding - diluted (millions)	909.6	904.4			906.7	904.4
Number of common shares outstanding (millions)	909.0	904.4			909.0	904.4

Adjusted net earnings and adjusted EPS
Net earnings attributable to common shareholders	625	889	(264)	(29.7%)	2,709	2,498	211	8.4%
Reconciling items:
Severance, acquisition and other costs	63	52	11	21.2%	209	116	93	80.2%
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(57)	1	(58)	n.m.	(278)	51	(329)	n.m.
Net equity losses (gains) on investment in associates and joint ventures	35	-	35	n.m.	49	(43)	92	n.m.
Net losses (gains) on investments	6	(3)	9	n.m.	6	(3)	9	n.m.
Early debt redemption costs	-	12	(12)	(100.0%)	53	50	3	6.0%
Impairment of assets	30	12	18	n.m.	197	472	(275)	(58.3%)
Income taxes for the above reconciling items	(9)	(21)	12	57.1%	(48)	(185)	137	74.1%
Non-controlling interest (NCI) for the above reconciling items	(1)	-	(1)	n.m.	(2)	-	(2)	n.m.
Net earnings from discontinued operations (net of income taxes)	-	(211)	211	100.0%	-	(226)	226	100.0%
Adjusted net earnings (A)	692	731	(39)	(5.3%)	2,895	2,730	165	6.0%
Adjusted EPS (A)	$0.76	$0.81	$(0.05)	(6.2%)	$3.19	$3.02	$0.17	5.6%

n.m. : not meaningful

(A)

Adjusted EBITDA is a total of segments measure, adjusted net earnings is a non-GAAP financial measure and adjusted EPS is a non-GAAP ratio. Refer to note 2.3, Total of segments measures, note 2.1, Non-GAAP financial measures and note 2.2, Non-GAAP ratios in the Accompanying Notes to this report for more information on these measures.

(B)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 2

BCE

Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20
Operating revenues
Service	20,350	5,243	5,099	5,040	4,968	19,832	5,090	4,924	4,800	5,018
Product	3,099	966	737	658	738	3,051	1,012	863	554	622
Total operating revenues	23,449	6,209	5,836	5,698	5,706	22,883	6,102	5,787	5,354	5,640
Operating costs	(13,556)	(3,779)	(3,278)	(3,222)	(3,277)	(13,276)	(3,698)	(3,333)	(3,023)	(3,222)
Adjusted EBITDA	9,893	2,430	2,558	2,476	2,429	9,607	2,404	2,454	2,331	2,418
Adjusted EBITDA margin	42.2%	39.1%	43.8%	43.5%	42.6%	42.0%	39.4%	42.4%	43.5%	42.9%
Severance, acquisition and other costs	(209)	(63)	(50)	(7)	(89)	(116)	(52)	(26)	(22)	(16)
Depreciation	(3,627)	(925)	(902)	(905)	(895)	(3,475)	(872)	(876)	(869)	(858)
Amortization	(982)	(251)	(245)	(248)	(238)	(929)	(233)	(232)	(234)	(230)
Finance costs
Interest expense	(1,082)	(275)	(272)	(268)	(267)	(1,110)	(274)	(279)	(280)	(277)
Interest on post-employment benefit obligations	(20)	(5)	(5)	(5)	(5)	(46)	(11)	(12)	(11)	(12)
Impairment of assets	(197)	(30)	-	(164)	(3)	(472)	(12)	(4)	(449)	(7)
Other income (expense)	160	26	35	91	8	(194)	(38)	(29)	(80)	(47)
Income taxes	(1,044)	(249)	(306)	(236)	(253)	(792)	(191)	(262)	(96)	(243)
Net earnings from continuing operations	2,892	658	813	734	687	2,473	721	734	290	728
Net earnings from discontinued operations	-	-	-	-	-	226	211	6	4	5
Net earnings	2,892	658	813	734	687	2,699	932	740	294	733

Net earnings from continuing operations attributable to:
Common shareholders	2,709	625	757	685	642	2,272	678	686	233	675
Preferred shareholders	131	33	34	32	32	136	32	32	34	38
Non-controlling interest	52	-	22	17	13	65	11	16	23	15
Net earnings from continuing operations	2,892	658	813	734	687	2,473	721	734	290	728

Net earnings attributable to:
Common shareholders	2,709	625	757	685	642	2,498	889	692	237	680
Preferred shareholders	131	33	34	32	32	136	32	32	34	38
Non-controlling interest	52	-	22	17	13	65	11	16	23	15
Net earnings	2,892	658	813	734	687	2,699	932	740	294	733

Net earnings per common share - basic and diluted
Continuing operations	$2.99	$0.69	$0.83	$0.76	$0.71	$2.51	$0.75	$0.76	$0.26	$0.74
Discontinued operations	$-	$-	$-	$-	$-	$0.25	$0.23	$0.01	$-	$0.01
Net earnings per common share - basic and diluted	$2.99	$0.69	$0.83	$0.76	$0.71	$2.76	$0.98	$0.77	$0.26	$0.75

Dividends per common share	$3.5000	$0.8750	$0.8750	$0.8750	$0.8750	$3.3300	$0.8325	$0.8325	$0.8325	$0.8325

Weighted average number of common shares outstanding - basic (millions)	906.3	908.8	906.9	905.0	904.5	904.3	904.4	904.3	904.3	904.1
Weighted average number of common shares outstanding - diluted (millions)	906.7	909.6	907.6	905.3	904.5	904.4	904.4	904.4	904.4	904.5
Number of common shares outstanding (millions)	909.0	909.0	908.8	905.7	904.6	904.4	904.4	904.3	904.3	904.3

Adjusted net earnings and adjusted EPS
Net earnings attributable to common shareholders	2,709	625	757	685	642	2,498	889	692	237	680
Reconciling items:
Severance, acquisition and other costs	209	63	50	7	89	116	52	26	22	16
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(278)	(57)	(61)	(100)	(60)	51	1	13	9	28
Net equity losses (gains) on investment in associates and joint ventures	49	35	-	14	-	(43)	-	(22)	(11)	(10)
Net losses (gains) on investments	6	6	-	-	-	(3)	(3)	-	-	-
Early debt redemption costs	53	-	-	-	53	50	12	21	-	17
Impairment of assets	197	30	-	164	3	472	12	4	449	7
Income taxes for the above reconciling items	(48)	(9)	2	(18)	(23)	(185)	(21)	(16)	(129)	(19)
NCI for the above reconciling items	(2)	(1)	-	(1)	-	-	-	-	-	-
Net earnings from discontinued operations (net of income taxes)	-	-	-	-	-	(226)	(211)	(6)	(4)	(5)
Adjusted net earnings	2,895	692	748	751	704	2,730	731	712	573	714
Adjusted EPS	$3.19	$0.76	$0.82	$0.83	$0.78	$3.02	$0.81	$0.79	$0.63	$0.79

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 3

BCE (1)

Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2021	Q4 2020	$ change	% change	TOTAL 2021	TOTAL 2020	$ change	% change

Operating revenues
Bell Wireless	2,475	2,408	67	2.8%	8,999	8,683	316	3.6%
Bell Wireline	3,079	3,095	(16)	(0.5%)	12,178	12,206	(28)	(0.2%)
Bell Media	849	791	58	7.3%	3,036	2,750	286	10.4%
Inter-segment eliminations	(194)	(192)	(2)	(1.0%)	(764)	(756)	(8)	(1.1%)
Total	6,209	6,102	107	1.8%	23,449	22,883	566	2.5%

Operating costs
Bell Wireless	(1,524)	(1,505)	(19)	(1.3%)	(5,146)	(5,017)	(129)	(2.6%)
Bell Wireline	(1,753)	(1,783)	30	1.7%	(6,863)	(6,960)	97	1.4%
Bell Media	(696)	(602)	(94)	(15.6%)	(2,311)	(2,055)	(256)	(12.5%)
Inter-segment eliminations	194	192	2	1.0%	764	756	8	1.1%
Total	(3,779)	(3,698)	(81)	(2.2%)	(13,556)	(13,276)	(280)	(2.1%)

Adjusted EBITDA
Bell Wireless	951	903	48	5.3%	3,853	3,666	187	5.1%
Margin	38.4%	37.5%		0.9 pts	42.8%	42.2%		0.6 pts
Bell Wireline	1,326	1,312	14	1.1%	5,315	5,246	69	1.3%
Margin	43.1%	42.4%		0.7 pts	43.6%	43.0%		0.6 pts
Bell Media	153	189	(36)	(19.0%)	725	695	30	4.3%
Margin	18.0%	23.9%		(5.9) pts	23.9%	25.3%		(1.4) pts
Total	2,430	2,404	26	1.1%	9,893	9,607	286	3.0%
Margin	39.1%	39.4%		(0.3) pts	42.2%	42.0%		0.2 pts

Capital expenditures
Bell Wireless	274	392	118	30.1%	1,120	916	(204)	(22.3%)
Capital intensity (A)(3)	11.1%	16.3%		5.2 pts	12.4%	10.5%		(1.9) pts
Bell Wireline	1,133	1,053	(80)	(7.6%)	3,597	3,161	(436)	(13.8%)
Capital intensity	36.8%	34.0%		(2.8) pts	29.5%	25.9%		(3.6) pts
Bell Media	52	49	(3)	(6.1%)	120	125	5	4.0%
Capital intensity	6.1%	6.2%		0.1 pts	4.0%	4.5%		0.5 pts
Total	1,459	1,494	35	2.3%	4,837	4,202	(635)	(15.1%)
Capital intensity	23.5%	24.5%		1.0 pts	20.6%	18.4%		(2.2) pts

(A)	Capital intensity is defined as capital expenditures divided by operating revenues.

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 4

BCE

Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20

Operating revenues
Bell Wireless	8,999	2,475	2,296	2,128	2,100	8,683	2,408	2,318	1,922	2,035
Bell Wireline	12,178	3,079	3,015	3,003	3,081	12,206	3,095	3,032	3,043	3,036
Bell Media	3,036	849	719	755	713	2,750	791	628	579	752
Inter-segment eliminations	(764)	(194)	(194)	(188)	(188)	(756)	(192)	(191)	(190)	(183)
Total	23,449	6,209	5,836	5,698	5,706	22,883	6,102	5,787	5,354	5,640

Operating costs
Bell Wireless	(5,146)	(1,524)	(1,286)	(1,159)	(1,177)	(5,017)	(1,505)	(1,362)	(1,043)	(1,107)
Bell Wireline	(6,863)	(1,753)	(1,682)	(1,710)	(1,718)	(6,960)	(1,783)	(1,712)	(1,764)	(1,701)
Bell Media	(2,311)	(696)	(504)	(541)	(570)	(2,055)	(602)	(450)	(406)	(597)
Inter-segment eliminations	764	194	194	188	188	756	192	191	190	183
Total	(13,556)	(3,779)	(3,278)	(3,222)	(3,277)	(13,276)	(3,698)	(3,333)	(3,023)	(3,222)

Adjusted EBITDA
Bell Wireless	3,853	951	1,010	969	923	3,666	903	956	879	928
Margin	42.8%	38.4%	44.0%	45.5%	44.0%	42.2%	37.5%	41.2%	45.7%	45.6%
Bell Wireline	5,315	1,326	1,333	1,293	1,363	5,246	1,312	1,320	1,279	1,335
Margin	43.6%	43.1%	44.2%	43.1%	44.2%	43.0%	42.4%	43.5%	42.0%	44.0%
Bell Media	725	153	215	214	143	695	189	178	173	155
Margin	23.9%	18.0%	29.9%	28.3%	20.1%	25.3%	23.9%	28.3%	29.9%	20.6%
Total	9,893	2,430	2,558	2,476	2,429	9,607	2,404	2,454	2,331	2,418
Margin	42.2%	39.1%	43.8%	43.5%	42.6%	42.0%	39.4%	42.4%	43.5%	42.9%

Capital expenditures
Bell Wireless	1,120	274	254	306	286	916	392	212	182	130
Capital intensity	12.4%	11.1%	11.1%	14.4%	13.6%	10.5%	16.3%	9.1%	9.5%	6.4%
Bell Wireline	3,597	1,133	880	877	707	3,161	1,053	792	694	622
Capital intensity	29.5%	36.8%	29.2%	29.2%	22.9%	25.9%	34.0%	26.1%	22.8%	20.5%
Bell Media	120	52	25	24	19	125	49	27	24	25
Capital intensity	4.0%	6.1%	3.5%	3.2%	2.7%	4.5%	6.2%	4.3%	4.1%	3.3%
Total	4,837	1,459	1,159	1,207	1,012	4,202	1,494	1,031	900	777
Capital intensity	20.6%	23.5%	19.9%	21.2%	17.7%	18.4%	24.5%	17.8%	16.8%	13.8%

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 5

Bell Wireless (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2021	Q4 2020	% change	TOTAL 2021	TOTAL 2020	% change
Bell Wireless
Operating revenues
External service revenues	1,641	1,543	6.4%	6,355	6,122	3.8%
Inter-segment service revenues	11	11	-	45	47	(4.3%)
Operating service revenues	1,652	1,554	6.3%	6,400	6,169	3.7%
External product revenues	821	851	(3.5%)	2,593	2,508	3.4%
Inter-segment product revenues	2	3	(33.3%)	6	6	-
Operating product revenues	823	854	(3.6%)	2,599	2,514	3.4%
Total external revenues	2,462	2,394	2.8%	8,948	8,630	3.7%
Total operating revenues	2,475	2,408	2.8%	8,999	8,683	3.6%
Operating costs	(1,524)	(1,505)	(1.3%)	(5,146)	(5,017)	(2.6%)
Adjusted EBITDA	951	903	5.3%	3,853	3,666	5.1%
Adjusted EBITDA margin	38.4%	37.5%	0.9 pts	42.8%	42.2%	0.6 pts

Capital expenditures	274	392	30.1%	1,120	916	(22.3%)
Capital intensity	11.1%	16.3%	5.2 pts	12.4%	10.5%	(1.9) pts
Mobile phone subscribers(A)(3)
Gross subscriber activations	495,076	445,322	11.2%	1,653,771	1,545,173	7.0%

Postpaid	373,621	328,051	13.9%	1,201,659	1,025,748	17.1%

Prepaid	121,455	117,271	3.6%	452,112	519,425	(13.0%)
Net subscriber activations (losses)	109,726	61,716	77.8%	294,842	190,675	54.6%

Postpaid	109,527	73,388	49.2%	301,706	152,693	97.6%

Prepaid	199	(11,672)	n.m.	(6,864)	37,982	n.m.
Subscribers end of period (EOP)	9,459,185	9,164,343	3.2%	9,459,185	9,164,343	3.2%

Postpaid	8,630,045	8,328,339	3.6%	8,630,045	8,328,339	3.6%

Prepaid	829,140	836,004	(0.8%)	829,140	836,004	(0.8%)

Blended average revenue per user (ARPU) ($/month)(B)(3)	58.61	56.75	3.3%	57.66	56.97	1.2%
Blended churn (%) (average per month)(3)	1.37%	1.40%	0.03 pts	1.23%	1.26%	0.03 pts

Postpaid	1.08%	1.06%	(0.02) pts	0.93%	0.92%	(0.01) pts

Prepaid	4.42%	4.79%	0.37 pts	4.31%	4.60%	0.29 pts
Mobile connected device subscribers (A)(3)
Net subscriber activations	38,998	98,949	(60.6%)	193,641	227,981	(15.1%)

Subscribers EOP	2,249,794	2,056,153	9.4%	2,249,794	2,056,153	9.4%

n.m. : not meaningful

(A)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed Internet of Things (IoT) units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses) and churn) have been restated for comparability.

(B)

Effective Q4 2021, we are no longer reporting mobile phone blended average billing per user (ABPU). Instead, we are reporting mobile phone blended ARPU in order to align with industry peers. Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20
Bell Wireless
Operating revenues
External service revenues	6,355	1,641	1,642	1,569	1,503	6,122	1,543	1,563	1,481	1,535
Inter-segment service revenues	45	11	12	11	11	47	11	12	12	12
Operating service revenues	6,400	1,652	1,654	1,580	1,514	6,169	1,554	1,575	1,493	1,547
External product revenues	2,593	821	642	546	584	2,508	851	742	428	487
Inter-segment product revenues	6	2	-	2	2	6	3	1	1	1
Operating product revenues	2,599	823	642	548	586	2,514	854	743	429	488
Total external revenues	8,948	2,462	2,284	2,115	2,087	8,630	2,394	2,305	1,909	2,022
Total operating revenues	8,999	2,475	2,296	2,128	2,100	8,683	2,408	2,318	1,922	2,035
Operating costs	(5,146)	(1,524)	(1,286)	(1,159)	(1,177)	(5,017)	(1,505)	(1,362)	(1,043)	(1,107)
Adjusted EBITDA	3,853	951	1,010	969	923	3,666	903	956	879	928
Adjusted EBITDA margin	42.8%	38.4%	44.0%	45.5%	44.0%	42.2%	37.5%	41.2%	45.7%	45.6%

Capital expenditures	1,120	274	254	306	286	916	392	212	182	130
Capital intensity	12.4%	11.1%	11.1%	14.4%	13.6%	10.5%	16.3%	9.1%	9.5%	6.4%
Mobile phone subscribers(A)
Gross subscriber activations	1,653,771	495,076	470,165	348,403	340,127	1,545,173	445,322	457,161	309,133	333,557
Postpaid	1,201,659	373,621	336,328	242,720	248,990	1,025,748	328,051	308,558	179,589	209,550

Prepaid	452,112	121,455	133,837	105,683	91,137	519,425	117,271	148,603	129,544	124,007
Net subscriber activations (losses)	294,842	109,726	136,464	46,247	2,405	190,675	61,716	119,345	12,110	(2,496)
Postpaid	301,706	109,527	114,821	44,433	32,925	152,693	73,388	78,706	(960)	1,559

Prepaid	(6,864)	199	21,643	1,814	(30,520)	37,982	(11,672)	40,639	13,070	(4,055)
Subscribers EOP	9,459,185	9,459,185	9,349,459	9,212,995	9,166,748	9,164,343	9,164,343	9,102,627	8,983,282	8,971,172
Postpaid	8,630,045	8,630,045	8,520,518	8,405,697	8,361,264	8,328,339	8,328,339	8,254,951	8,176,245	8,177,205

Prepaid	829,140	829,140	828,941	807,298	805,484	836,004	836,004	847,676	807,037	793,967

Blended ARPU ($/month) (B)	57.66	58.61	59.47	57.36	55.17	56.97	56.75	58.09	55.49	57.55
Blended churn (%) (average per month)	1.23%	1.37%	1.21%	1.10%	1.23%	1.26%	1.40%	1.25%	1.11%	1.26%
Postpaid	0.93%	1.08%	0.93%	0.83%	0.89%	0.92%	1.06%	0.98%	0.76%	0.89%
Prepaid	4.31%	4.42%	4.15%	3.98%	4.68%	4.60%	4.79%	3.98%	4.63%	5.03%
Mobile connected device subscribers(A)
Net subscriber activations	193,641	38,998	33,035	47,449	74,159	227,981	98,949	41,225	38,843	48,964
Subscribers EOP	2,249,794	2,249,794	2,210,796	2,177,761	2,130,312	2,056,153	2,056,153	1,957,204	1,915,979	1,877,136

(A)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed IoT units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses) and churn) have been restated for comparability.

(B)	Effective Q4 2021, we are no longer reporting mobile phone blended ABPU. Instead, we are reporting mobile phone blended ARPU in order to align with industry peers.

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 7

Bell Wireline (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2021	Q4 2020	% change	TOTAL 2021	TOTAL 2020	% change
Bell Wireline
Operating revenues
Data	1,986	1,953	1.7%	7,871	7,691	2.3%
Voice	779	828	(5.9%)	3,154	3,402	(7.3%)
Other services	75	67	11.9%	289	248	16.5%
External service revenues	2,840	2,848	(0.3%)	11,314	11,341	(0.2%)
Inter-segment service revenues	94	85	10.6%	358	321	11.5%
Operating service revenues	2,934	2,933	-	11,672	11,662	0.1%
Data	132	148	(10.8%)	463	494	(6.3%)
Equipment and other	13	13	-	43	49	(12.2%)
External product revenues	145	161	(9.9%)	506	543	(6.8%)
Inter-segment product revenues	-	1	(100.0%)	-	1	(100.0%)
Operating product revenues	145	162	(10.5%)	506	544	(7.0%)
Total external revenues	2,985	3,009	(0.8%)	11,820	11,884	(0.5%)
Total operating revenues	3,079	3,095	(0.5%)	12,178	12,206	(0.2%)
Operating costs	(1,753)	(1,783)	1.7%	(6,863)	(6,960)	1.4%
Adjusted EBITDA	1,326	1,312	1.1%	5,315	5,246	1.3%
Adjusted EBITDA margin	43.1%	42.4%	0.7 pts	43.6%	43.0%	0.6 pts

Capital expenditures	1,133	1,053	(7.6%)	3,597	3,161	(13.8%)

Capital intensity	36.8%	34.0%	(2.8) pts	29.5%	25.9%	(3.6) pts
Retail high-speed Internet subscribers (3)

Retail net subscriber activations	47,618	44,512	7.0%	152,285	148,989	2.2%

Retail subscribers EOP(A)	3,861,653	3,704,590	4.2%	3,861,653	3,704,590	4.2%

Retail TV subscribers (3)

Retail net subscriber activations (losses)	6,049	536	n.m.	2,530	(33,859)	n.m.

Internet protocol television (IPTV)	29,191	21,106	38.3%	76,068	39,191	94.1%

Satellite	(23,142)	(20,570)	(12.5%)	(73,538)	(73,050)	(0.7%)

Total retail subscribers EOP(B)	2,735,010	2,738,605	(0.1%)	2,735,010	2,738,605	(0.1%)

IPTV	1,882,441	1,806,373	4.2%	1,882,441	1,806,373	4.2%

Satellite(B)	852,569	932,232	(8.5%)	852,569	932,232	(8.5%)

Retail residential network access services (NAS)(3)

Retail residential NAS lines net losses	(40,211)	(53,759)	25.2%	(185,327)	(213,551)	13.2%

Retail residential NAS lines	2,298,605	2,483,932	(7.5%)	2,298,605	2,483,932	(7.5%)

n.m. : not meaningful

(A)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobiled connected devices subscriber base.

(B)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20
Bell Wireline
Operating revenues
Data	7,871	1,986	1,976	1,944	1,965	7,691	1,953	1,931	1,916	1,891
Voice	3,154	779	778	794	803	3,402	828	839	863	872
Other services	289	75	73	67	74	248	67	61	58	62
External service revenues	11,314	2,840	2,827	2,805	2,842	11,341	2,848	2,831	2,837	2,825
Inter-segment service revenues	358	94	93	86	85	321	85	80	80	76
Operating service revenues	11,672	2,934	2,920	2,891	2,927	11,662	2,933	2,911	2,917	2,901
Data	463	132	86	101	144	494	148	110	113	123
Equipment and other	43	13	9	11	10	49	13	11	13	12
External product revenues	506	145	95	112	154	543	161	121	126	135
Inter-segment product revenues	-	-	-	-	-	1	1	-	-	-
Operating product revenues	506	145	95	112	154	544	162	121	126	135
Total external revenues	11,820	2,985	2,922	2,917	2,996	11,884	3,009	2,952	2,963	2,960
Total operating revenues	12,178	3,079	3,015	3,003	3,081	12,206	3,095	3,032	3,043	3,036
Operating costs	(6,863)	(1,753)	(1,682)	(1,710)	(1,718)	(6,960)	(1,783)	(1,712)	(1,764)	(1,701)
Adjusted EBITDA	5,315	1,326	1,333	1,293	1,363	5,246	1,312	1,320	1,279	1,335
Adjusted EBITDA margin	43.6%	43.1%	44.2%	43.1%	44.2%	43.0%	42.4%	43.5%	42.0%	44.0%

Capital expenditures	3,597	1,133	880	877	707	3,161	1,053	792	694	622
Capital intensity	29.5%	36.8%	29.2%	29.2%	22.9%	25.9%	34.0%	26.1%	22.8%	20.5%
Retail high-speed Internet subscribers

Retail net subscriber activations	152,285	47,618	65,779	17,680	21,208	148,989	44,512	62,859	19,023	22,595

Retail subscribers EOP(A)	3,861,653	3,861,653	3,814,035	3,748,256	3,730,576	3,704,590	3,704,590	3,660,078	3,597,219	3,578,196

Retail TV subscribers

Retail net subscriber activations (losses)	2,530	6,049	10,521	(4,928)	(9,112)	(33,859)	536	(296)	(15,544)	(18,555)

IPTV	76,068	29,191	31,641	4,540	10,696	39,191	21,106	18,837	(3,604)	2,852

Satellite	(73,538)	(23,142)	(21,120)	(9,468)	(19,808)	(73,050)	(20,570)	(19,133)	(11,940)	(21,407)

Total retail subscribers EOP(B)	2,735,010	2,735,010	2,728,961	2,718,440	2,723,368	2,738,605	2,738,605	2,738,069	2,738,365	2,753,909

IPTV	1,882,441	1,882,441	1,853,250	1,821,609	1,817,069	1,806,373	1,806,373	1,785,267	1,766,430	1,770,034

Satellite(B)	852,569	852,569	875,711	896,831	906,299	932,232	932,232	952,802	971,935	983,875

Retail residential NAS

Retail residential NAS lines net losses	(185,327)	(40,211)	(42,755)	(51,292)	(51,069)	(213,551)	(53,759)	(49,792)	(48,405)	(61,595)

Retail residential NAS lines	2,298,605	2,298,605	2,338,816	2,381,571	2,432,863	2,483,932	2,483,932	2,537,691	2,587,483	2,635,888

(A)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobiled connected devices subscriber base.

(B)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 9

BCE

Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
						December 31 2021	September 30 2021	June 30 2021	March 31 2021	December 31 2020

Long-term debt						27,048	27,070	25,422	24,965	23,906
Debt due within one year						2,625	1,994	2,304	3,786	2,417
50% of preferred shares						2,002	2,002	2,002	2,002	2,002
Cash						(207)	(2,086)	(1,752)	(1,907)	(224)
Cash equivalents						-	(81)	-	(700)	-
Net debt (A)						31,468	28,899	27,976	28,146	28,101

Net debt leverage ratio (A)						3.18	2.93	2.87	2.93	2.93
Adjusted EBITDA /adjusted interest expense ratio (A)						8.77	8.75	8.62	8.40	8.32

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)			Q4 2021	Q4 2020	$ change	% change	TOTAL 2021	TOTAL 2020	$ change	% change
Free cash flow (FCF) (A)
Cash flows from operating activities			1,743	1,631	112	6.9%	8,008	7,754	254	3.3%
Capital expenditures			(1,459)	(1,494)	35	2.3%	(4,837)	(4,202)	(635)	(15.1%)
Cash dividends paid on preferred shares			(32)	(31)	(1)	(3.2%)	(125)	(132)	7	5.3%
Cash dividends paid by subsidiaries to non-controlling interest			(45)	(16)	(29)	n.m.	(86)	(53)	(33)	(62.3%)
Acquisition and other costs paid			29	2	27	n.m.	35	35	-	-
Cash from discontinued operations (included in cash flows from operating activities)			-	-	-	-	-	(54)	54	100.0%
FCF			236	92	144	n.m.	2,995	3,348	(353)	(10.5%)

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021	TOTAL 2020	Q4 2020	Q3 2020	Q2 2020	Q1 2020

FCF
Cash flows from operating activities	8,008	1,743	1,774	2,499	1,992	7,754	1,631	2,110	2,562	1,451
Capital expenditures	(4,837)	(1,459)	(1,159)	(1,207)	(1,012)	(4,202)	(1,494)	(1,031)	(900)	(777)
Cash dividends paid on preferred shares	(125)	(32)	(31)	(31)	(31)	(132)	(31)	(32)	(33)	(36)
Cash dividends paid by subsidiaries to non-controlling interest	(86)	(45)	(13)	(15)	(13)	(53)	(16)	(11)	(12)	(14)
Acquisition and other costs paid	35	29	-	2	4	35	2	13	11	9
Cash from discontinued operations (included in cash flows from operating activities)	-	-	-	-	-	(54)	-	(15)	(17)	(22)
FCF	2,995	236	571	1,248	940	3,348	92	1,034	1,611	611

n.m. : not meaningful

(A)

Net debt and free cash flow are non-GAAP financial measures and net debt leverage ratio and adjusted EBITDA to adjusted net interest expense ratio are capital management measures. Refer to note 2.1, Non-GAAP financial measures and note 2.4, Capital management measures in the Accompanying Notes to this report for more information on these measures.

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 10

BCE

Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	December 31 2021	September 30 2021	June 30 2021	March 31 2021	December 31 2020
ASSETS
Current assets
Cash	207	2,086	1,752	1,907	224
Cash equivalents	-	81	-	700	-
Trade and other receivables	3,949	3,498	3,244	3,247	3,528
Inventory	482	418	418	459	439
Contract assets	414	410	467	563	687
Contract costs	507	464	441	424	402
Prepaid expenses	254	292	346	345	209
Other current assets	335	292	278	244	199
Assets held for sale	50	-	-	-	-
Total current assets	6,198	7,541	6,946	7,889	5,688
Non-current assets
Contract assets	251	235	230	236	256
Contract costs	387	373	364	344	362
Property, plant and equipment	28,235	27,825	27,554	27,370	27,513
Intangible assets	15,570	13,367	13,263	13,227	13,102
Deferred tax assets	105	124	118	107	106
Investments in associates and joint ventures	668	697	725	745	756
Post-employment benefit assets	3,441	3,785	3,185	2,601	1,277
Other non-current assets	1,306	1,811	1,167	1,124	1,001
Goodwill	10,572	10,578	10,579	10,606	10,604
Total non-current assets	60,535	58,795	57,185	56,360	54,977
Total assets	66,733	66,336	64,131	64,249	60,665
LIABILITIES
Current liabilities
Trade payables and other liabilities	4,455	4,131	3,904	3,723	3,935
Contract liabilities	799	748	767	762	717
Interest payable	247	159	228	181	222
Dividends payable	811	810	806	804	766
Current tax liabilities	141	162	344	271	214
Debt due within one year	2,625	1,994	2,304	3,786	2,417
Liabilities held for sale	35	-	-	-	-
Total current liabilities	9,113	8,004	8,353	9,527	8,271
Non-current liabilities
Contract liabilities	246	245	242	242	242
Long-term debt	27,048	27,070	25,422	24,965	23,906
Deferred tax liabilities	4,671	4,824	4,530	4,285	3,810
Post-employment benefit obligations	1,734	1,672	1,734	1,723	1,962
Other non-current liabilities	1,003	1,012	1,081	1,141	1,145
Total non-current liabilities	34,702	34,823	33,009	32,356	31,065
Total liabilities	43,815	42,827	41,362	41,883	39,336

EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,003	4,003	4,003	4,003	4,003
Common shares	20,662	20,646	20,467	20,400	20,390
Contributed surplus	1,157	1,151	1,156	1,154	1,174
Accumulated other comprehensive income	213	320	204	163	103
Deficit	(3,423)	(2,962)	(3,401)	(3,693)	(4,681)
Total equity attributable to BCE shareholders	22,612	23,158	22,429	22,027	20,989
Non-controlling interest	306	351	340	339	340
Total equity	22,918	23,509	22,769	22,366	21,329
Total liabilities and equity	66,733	66,336	64,131	64,249	60,665
Number of common shares outstanding (millions)	909.0	908.8	905.7	904.6	904.4

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 11

BCE

Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2021	Q4 2020	$ change	TOTAL 2021	TOTAL 2020	$ change

Net earnings from continuing operations	658	721	(63)	2,892	2,473	419
Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities
Severance, acquisition and other costs	63	52	11	209	116	93
Depreciation and amortization	1,176	1,105	71	4,609	4,404	205
Post-employment benefit plans cost	69	76	(7)	286	315	(29)
Net interest expense	269	269	-	1,063	1,087	(24)
Impairment of assets	30	12	18	197	472	(275)
Losses (gains) on investments	6	(3)	9	6	(3)	9
Income taxes	249	191	58	1,044	792	252
Contributions to post-employment benefit plans	(69)	(78)	9	(282)	(297)	15
Payments under other post-employment benefit plans	(18)	(17)	(1)	(65)	(61)	(4)
Severance and other costs paid	(55)	(19)	(36)	(208)	(78)	(130)
Interest paid	(192)	(235)	43	(1,080)	(1,112)	32
Income taxes paid (net of refunds)	(302)	(383)	81	(913)	(846)	(67)
Acquisition and other costs paid	(29)	(2)	(27)	(35)	(35)	-
Change in contract assets	(21)	132	(153)	278	704	(426)
Change in wireless device financing plan receivables	(121)	(319)	198	(365)	(867)	502
Net change in operating assets and liabilities	30	129	(99)	372	636	(264)
Cash from discontinued operations	-	-	-	-	54	(54)
Cash flows from operating activities	1,743	1,631	112	8,008	7,754	254
Capital expenditures	(1,459)	(1,494)	35	(4,837)	(4,202)	(635)
Cash dividends paid on preferred shares	(32)	(31)	(1)	(125)	(132)	7
Cash dividends paid by subsidiaries to non-controlling interest	(45)	(16)	(29)	(86)	(53)	(33)
Acquisition and other costs paid	29	2	27	35	35	-
Cash from discontinued operations (included in cash flows from operating activities)	-	-	-	-	(54)	54
Free cash flow	236	92	144	2,995	3,348	(353)
Cash from discontinued operations (included in cash flows from operating activities)	-	-	-	-	54	(54)
Business acquisitions	-	(42)	42	(12)	(65)	53
Acquisition and other costs paid	(29)	(2)	(27)	(35)	(35)	-
Acquisition of spectrum licences	(1,664)	-	(1,664)	(2,082)	(86)	(1,996)
Other investing activities	(23)	(12)	(11)	(72)	(79)	7
Cash from discontinued operations (included in cash flows from investing activities)	-	913	(913)	-	892	(892)
Increase (decrease) in notes payable and bank advances	719	(524)	1,243	351	(1,641)	1,992
(Decrease) increase in securitized trade receivables	(130)	23	(153)	(150)	-	(150)
Issue of long-term debt	-	-	-	4,985	6,006	(1,021)
Repayment of long-term debt	(235)	(1,094)	859	(2,751)	(5,003)	2,252
Issue of common shares	16	4	12	261	26	235
Purchase of shares for settlement of share-based payments	(52)	(54)	2	(297)	(263)	(34)
Cash dividends paid on common shares	(795)	(753)	(42)	(3,132)	(2,975)	(157)
Other financing activities	(3)	(6)	3	(78)	(93)	15
Cash used in discontinued operations (included in cash flows from financing activities)	-	-	-	-	(7)	7
	(2,196)	(1,547)	(649)	(3,012)	(3,269)	257
Net (decrease) increase in cash	(1,879)	(1,258)	(621)	(17)	83	(100)
Cash at beginning of period	2,086	1,482	604	224	141	83
Cash at end of period	207	224	(17)	207	224	(17)
Net decrease in cash equivalents	(81)	(197)	116	-	(4)	4
Cash equivalents at beginning of period	81	197	(116)	-	4	(4)
Cash equivalents at end of period	-	-	-	-	-	-

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 12

BCE

Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20

Net earnings from continuing operations	2,892	658	813	734	687	2,473	721	734	290	728
Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities
Severance, acquisition and other costs	209	63	50	7	89	116	52	26	22	16
Depreciation and amortization	4,609	1,176	1,147	1,153	1,133	4,404	1,105	1,108	1,103	1,088
Post-employment benefit plans cost	286	69	70	68	79	315	76	77	75	87
Net interest expense	1,063	269	268	263	263	1,087	269	273	275	270
Impairment of assets	197	30	-	164	3	472	12	4	449	7
Losses (gains) on investments	6	6	-	-	-	(3)	(3)	-	-	-
Income taxes	1,044	249	306	236	253	792	191	262	96	243
Contributions to post-employment benefit plans	(282)	(69)	(64)	(70)	(79)	(297)	(78)	(69)	(71)	(79)
Payments under other post-employment benefit plans	(65)	(18)	(16)	(16)	(15)	(61)	(17)	(15)	(12)	(17)
Severance and other costs paid	(208)	(55)	(31)	(79)	(43)	(78)	(19)	(11)	(13)	(35)
Interest paid	(1,080)	(192)	(352)	(230)	(306)	(1,112)	(235)	(321)	(240)	(316)
Income taxes paid (net of refunds)	(913)	(302)	(407)	(95)	(109)	(846)	(383)	(236)	6	(233)
Acquisition and other costs paid	(35)	(29)	-	(2)	(4)	(35)	(2)	(13)	(11)	(9)
Change in contract assets	278	(21)	53	102	144	704	132	178	239	155
Change in wireless device financing plan receivables	(365)	(121)	(92)	(61)	(91)	(867)	(319)	(322)	(150)	(76)
Net change in operating assets and liabilities	372	30	29	325	(12)	636	129	420	487	(400)
Cash from discontinued operations	-	-	-	-	-	54	-	15	17	22
Cash flows from operating activities	8,008	1,743	1,774	2,499	1,992	7,754	1,631	2,110	2,562	1,451
Capital expenditures	(4,837)	(1,459)	(1,159)	(1,207)	(1,012)	(4,202)	(1,494)	(1,031)	(900)	(777)
Cash dividends paid on preferred shares	(125)	(32)	(31)	(31)	(31)	(132)	(31)	(32)	(33)	(36)
Cash dividends paid by subsidiaries to non-controlling interest	(86)	(45)	(13)	(15)	(13)	(53)	(16)	(11)	(12)	(14)
Acquisition and other costs paid	35	29	-	2	4	35	2	13	11	9
Cash from discontinued operations (included in cash flows from operating activities)	-	-	-	-	-	(54)	-	(15)	(17)	(22)
Free cash flow	2,995	236	571	1,248	940	3,348	92	1,034	1,611	611
Cash from discontinued operations (included in cash flows from operating activities)	-	-	-	-	-	54	-	15	17	22
Business acquisitions	(12)	-	(1)	(11)	-	(65)	(42)	-	(23)	-
Acquisition and other costs paid	(35)	(29)	-	(2)	(4)	(35)	(2)	(13)	(11)	(9)
Acquisition of spectrum licences	(2,082)	(1,664)	(418)	-	-	(86)	-	(85)	-	(1)
Other investing activities	(72)	(23)	(11)	(17)	(21)	(79)	(12)	(49)	(13)	(5)
Cash from (used in) discontinued operations (included in cash flows from investing activities)	-	-	-	-	-	892	913	(6)	(8)	(7)
Increase (decrease) in notes payable and bank advances	351	719	(322)	311	(357)	(1,641)	(524)	317	(1,204)	(230)
(Decrease) increase in securitized trade receivables	(150)	(130)	(7)	-	(13)	-	23	(23)	(400)	400
Issue of long-term debt	4,985	-	1,570	500	2,915	6,006	-	750	1,975	3,281
Repayment of long-term debt	(2,751)	(235)	(249)	(2,041)	(226)	(5,003)	(1,094)	(979)	(2,221)	(709)
Issue of common shares	261	16	172	63	10	26	4	-	-	22
Purchase of shares for settlement of share-based payments	(297)	(52)	(83)	(71)	(91)	(263)	(54)	(40)	(75)	(94)
Cash dividends paid on common shares	(3,132)	(795)	(793)	(791)	(753)	(2,975)	(753)	(753)	(753)	(716)
Other financing activities	(78)	(3)	(14)	(44)	(17)	(93)	(6)	(32)	(25)	(30)
Cash used in discontinued operations (included in cash flows from financing activities)	-	-	-	-	-	(7)	-	(4)	(2)	(1)
	(3,012)	(2,196)	(156)	(2,103)	1,443	(3,269)	(1,547)	(902)	(2,743)	1,923
Net (decrease) increase in cash	(17)	(1,879)	334	(155)	1,683	83	(1,258)	185	354	802
Cash at beginning of period	224	2,086	1,752	1,907	224	141	1,482	1,297	943	141
Cash at end of period	207	207	2,086	1,752	1,907	224	224	1,482	1,297	943
Net (decrease) increase in cash equivalents	-	(81)	81	(700)	700	(4)	(197)	(53)	(1,486)	1,732
Cash equivalents at beginning of period	-	81	-	700	-	4	197	250	1,736	4
Cash equivalents at end of period	-	-	81	-	700	-	-	197	250	1,736

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 13

Accompanying Notes

(1)

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

Throughout this report, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

(2)	Non-GAAP and other financial measures

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, prescribes disclosure requirements that apply to the following specified financial measures:

●	Non-GAAP financial measures;
●	Non-GAAP ratios;
●	Total of segments measures;
●	Capital management measures; and
●	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this report to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this report if the supplementary financial measures’ labelling is not sufficiently descriptive.

(2.1)	Non-GAAP financial measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are more reflective of our on-going operating results and provide readers with a better understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this report to explain our results. Except for adjusted net interest expense, for which a reconciliation is provided below, reconciliations to the most directly comparable IFRS financial measures are set out earlier in this report.

Adjusted net earnings

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 14

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders. Refer to pages 2 and 3 of this report for a reconciliation of net earnings attributable to common shareholders to adjusted net earnings.

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities. Refer to pages 10, 12 and 13 of this report for a reconciliation of cash flows from operating activities to free cash flow.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. Refer to page 10 of this report for a reconciliation of long-term debt to net debt.

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 15

Adjusted net interest expense

The term adjusted net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements.

We use adjusted net interest expense as a component in the calculation of the adjusted EBITDA to adjusted net interest expense ratio, which is a capital management measure. For further details on the adjusted EBITDA to adjusted net interest expense ratio, see note 2.4, Capital management measures below. We use and believe that certain investors and analysts use the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

The most directly comparable IFRS financial measure is net interest expense. The following table is a reconciliation of net interest expense to adjusted net interest expense on a consolidated basis.

	2021	2020
Net interest expense	1,063	1,087
50% of net earnings attributable to preferred shareholders	66	68
Adjusted net interest expense	1,129	1,155

(2.2)	Non-GAAP ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Adjusted EPS

The term adjusted EPS does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see note 2.1 – Non-GAAP financial measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 16

(2.3)	Total of segments measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Adjusted EBITDA

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

	2021	2020
Net earnings	2,892	2,699
Severance, acquisition and other costs	209	116
Depreciation	3,627	3,475
Amortization	982	929
Finance costs
Interest expense	1,082	1,110
Interest on post-employment benefit obligations	20	46
Impairment of assets	197	472
Other (income) expense	(160)	194
Income taxes	1,044	792
Net earnings from discountinued operations (net of income taxes)	-	(226)
Adjusted EBITDA	9,893	9,607

(2.4)	Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS in IAS – 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

Net debt leverage ratio

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see note 2.1, Non-GAAP financial measures above. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 17

Adjusted EBITDA to adjusted net interest expense ratio

The adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Adjusted net interest expense used in the calculation of the adjusted EBITDA to adjusted net interest expense ratio is a non-GAAP financial measure defined as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements. For further details on adjusted net interest expense, see note 2.1, Non-GAAP financial measures above.

We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

(2.5)	Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this report if the supplementary financial measures’ labelling is not sufficiently descriptive.

(3)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

Capital intensity is defined as capital expenditures divided by operating revenues.

Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and Internet of Things) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

●	Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
●	Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

BCE Supplementary Financial Information - Fourth Quarter 2021 Page 18